May 20, 2013

ATLANTIC COAST FINANCIAL CORPORATION
10151 Deerwood Park Boulevard
Building 200, Suite 100
Jacksonville, Florida 32256

Attention: Board of Directors

I am again writing this letter on behalf of myself and my fellow director and fellow ACFC stockholder Bhanu Choudhrie.

We continue to be surprised by the lengths you appear to be willing to go to promote a merger that is opposed by such a significant percentage of ACFC’s shares.  Your May 16 letter to stockholders represents a new level of cynicism on your part, not only for its content but for its attempt to scare ACFC stockholders to accept a transaction that only you – and not significant stockholders or the market – believe is the only viable alternative for ACFC.

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You tell stockholders not to believe in our proposal or to be “misled” by us, but you never address your specific objections to our proposal, you only provide generalized excuses about regulatory hurdles and execution risk.  The fact is, our proposal creates higher value for all shareholders and you never gave it a serious look.

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You promote the “attractive” $5.00 price without ever once mentioning that the trading market for ACFC’s stock has exceeded $5.00 for the last two weeks of trading, and has closed as high as $6.64 and how that affects your recommendation.

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You accuse us of having undisclosed plans and motivations, and even suggest that we and other stockholders opposing your proposal are violating the law and have made false statements in legal filings, without providing any support whatsoever you must stop this.

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You use a “letter to stockholders” to highlight just those issues that promote your proposal, without the context of the comprehensive proxy statement, and you include accusations and innuendo in the letter that you know would not have been acceptable in the proxy statement.

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You tell stockholders not to “trust” us, but want them to trust a team led by a CEO who purchased ACFC shares at prices well below the $5.00 price shortly after ACFC announced it was pursuing strategic alternatives, and a Board that not only acquiesced in those purchases, but voted to fund hundreds of thousands in legal fees for his expenses incurred in attempting to justify those inappropriate self serving purchases.

As we have noted before, we think that it is insulting to ACFC stockholders’ intelligence for you to tell them that this Board only has the best interests of the stockholders at heart, as both your approach to managing ACFC, causing millions in shareholder value destruction over the last several years and your willingness to approve a buyout at a fire sale price appears to suggest otherwise.  Your stockholder letter and continuing recommendation of a $5.00 transaction when the stock is trading above $5.00 are further illustrations of your willingness to insult our and other ACFC stockholders’ intelligence.

We again urge you to stop wasting time and valuable resources pursing a transaction that will be voted down.  ACFC needs to move forward and you are standing in the way.  We reiterate our demand that you call the 2013 Annual Meeting so new directors can be elected and we can proceed with our work

ATLANTIC COAST FINANCIAL CORPORATION	May 20, 2013

to strengthen the bank, raise more capital, make the bank profitable, reverse some or all the estimated $27 million in deferred tax asset and make more money for all stockholders.  We also reiterate our demand that Tom Frankland be removed as the CEO.  We do not believe that Mr. Frankland is capable of providing the type of leadership needed for ACFC to achieve its goals.

You also have failed to answer our earlier question regarding the setting of the May 6 record date. As we noted, we don’t recall the Board discussing an appropriate record date nor do we recall the Board voting to set a record date, as required by ACFC’s bylaws.  Now you have set a meeting date, and we again don’t recall the Board discussing an appropriate meeting date nor do we recall the Board voting to set the meeting date, as required by ACFC’s bylaws.  In view of these developments, we reserve our rights to take appropriate action to challenge the validity of the meeting.

Sincerely,

/s/ Jay S. Sidhu

Jay S. Sidhu

cc: Bhanu Choudhrie